UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-38857

Bit Origin Ltd

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

As previously disclosed in the Report on Form 6-K, on November 7, 2023 and November 9, 2023, Bit Origin Ltd (the “Company”) entered into securities purchase agreements with investors for the sale of an aggregate of 2,812,833 ordinary shares (the “Shares”). The price per share equals $1.42, which is 95% of the average daily closing trading price of the ordinary shares of the Company for a period of 20 consecutive trading days before November 3, 2023.

On February 9, 2024, the Company completed the third and final closing and issued a total of 768,000 ordinary shares to several investors. The Company plans to use the process for working capital and general corporate purposes. The transaction was not registered under the Securities Act of 1933, as amended in reliance on an exemption from registration set forth in Section 4(a)(2) and/or Regulation S thereof.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Company (Registration Numbers 333-275602).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2024	BIT ORIGIN LTD

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board